Banco Itaú Holding Financeira S.A.
(DENOMINATION CURRENTLY BEING CHANGED TO
ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF DECEMBER 18, 2008

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. (denomination currently being changed to ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.) on December 18, 2008, at 4.00 p.m., met at its head office, with the legal quorum being present and under the presidency of Dr. José Carlos Moraes Abreu, unanimously deciding pursuant to sub-item 19.2 of the corporate bylaws and  “ad referendum” of the General Stockholders Meeting:

a)
to declare interest on capital in the amount of R$ 0.077 per share, to be paid up to April 30, 2009, for account of the mandatory dividend for the fiscal year 2008, less 15% income tax at source, resulting in net interest of R$ 0.06545 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)
the credit corresponding to the payment of this interest will be passed through this company’s accounts on December 30, 2008,  individually to each stockholder, on the basis of the shares held on December 30, 2008.

With no further items on the agenda, the President requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. São Paulo-SP, December 18, 2008. (signed) José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tápias, Alfredo Egydio Setubal, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Ricardo Villela Marino, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer